GCO ELF LLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GCO Education Loan Funding Trust-I has filed with the SEC for more complete information about GCO Education Loan Funding Trust-I and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, GCO ELF LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-248-3580.

Disclosure Supplement

$1,142,600,000
GCO ELF Student Loan Asset-Backed Notes
Series 2006-1

GCO Education Loan Funding Trust-I
Issuer

GCO ELF LLC Depositor	GCO Education Loan Funding Corp. Sponsor and Administrator

We are offering the notes described below:

Class	Original Principal Amount	Final Maturity Date	Underwriting Discount	Proceeds to Issuer(1)
A-7L Notes	$ 90,000,000	May 22, 2022	0.35%	$ 89,685,000
A-8L Notes	372,000,000	May 25, 2025	0.35%	370,698,000
A-9L Notes	143,000,000	May 25, 2026	0.35%	142,499,500
A-10L Notes	234,000,000	February 27, 2028	0.35%	233,181,000
A-11L Notes	303,600,000	May 25, 2036	0.35%	302,537,400
Total	$1,142,600,000			$1,138,600,900

________________________
(1)  Before deducting expenses estimated to be $1,000,000.

The offered notes will be secured by a pool of student loans originated under the Federal Family Education Loan Program, a cash reserve fund and the other money and investments pledged to the indenture trustee.  The offered notes are issued by a master trust.  We have issued other series of notes that are secured by the same assets that will secure the offered notes.  In the future we may issue additional notes secured by the same assets that will secure the offered notes.  The offered notes are not obligations of GCO Education Loan Funding Corp., the depositor or any of their affiliates.

The underwriters named below are offering the offered notes subject to approval of certain legal matters by their counsel.

This disclosure supplement constitutes a “free-writing prospectus” within the meaning of Rule 405 under the Securities Act of 1933, as amended.

Citigroup

ABN AMRO Incorporated	Banc of America Securities LLC	RBC Capital Markets

January 13, 2006

About this Disclosure Supplement

            The information contained in this Disclosure Supplement refers to and supplements certain of the information contained in a preliminary prospectus for the offered notes dated December 23, 2005.  Any capitalized terms not defined herein have the meaning given in the preliminary prospectus.

Closing Date

            January 18, 2006.

Interest Rates

            The spreads to LIBOR for the offered notes will be set at pricing.

Pricing Date

            January 13, 2006.

CUSIP Numbers

Class A-7L Notes	36156H AU 2
Class A-8L Notes	36156H AV 0
Class A-9L Notes	36156H AW 8
Class A-10L Notes	36156H AX 6
Class A-11L Notes	36156H AY 4

International Securities Identification Numbers

Class A-7L Notes	US36156HAU23
Class A-8L Notes	US36156HAV06
Class A-9L Notes	US36156HAW88
Class A-10L Notes	US36156HAX61
Class A-11L Notes	US36156HAY45

Risk Factors

            The following information has been updated since the distribution of the preliminary prospectus:

The trust may not be able to use all of the proceeds from the sale of the offered notes to purchase student loans

            Approximately 25% of the proceeds from the sale of the offered notes will be deposited in the 2006-1 acquisition account to be used during the prefunding period to purchase student loans on or before January 1, 2007.

Congressional actions may adversely affect our student loan portfolio

            House Resolution 4525, extending the provisions of the Higher Education Act to March 31, 2006, was signed by the President on December 30, 2005.

Credit Enhancement

            Funds will be deposited into an account in the acquisition fund on the closing date in an amount sufficient to raise the parity level of the trust estate to no less than 101.5% (the “Additional Contribution”), which amount would be approximately $89,000,000 based on November 30, 2005 balances, and used to acquire additional student loans.

Acquisition of Student Loans

            On the closing date, we will use approximately $915,000,000 of the proceeds of the sale of the offered notes plus the Additional Contribution to purchase from the depositor consolidation student loans originated under the Federal Family Education Loan Program.

            We will also deposit approximately $285,000,000 (25%) of the proceeds of the offered notes being issued on the closing date to the 2006-1 acquisition account.  During the prefunding period, we expect the trust will use the remaining amounts in the 2006-1 acquisition account to purchase additional consolidation loans originated under the Federal Family Education Loan Program and to fund any add-on consolidation loans the trust holds as required under the Federal Family Education Loan Program.  The prefunding period will begin on the date of issuance of the offered notes and end upon the earlier of January 1, 2007, or upon our determination that we are unable to acquire additional student loans.  However, if the Higher Education Act is amended in such a way that materially changes the terms, benefits or servicing requirements for student loans, we may acquire student loans originated after the effective date of such amendments only upon receipt of a rating agency confirmation.  Any amounts remaining in the 2006-1 acquisition account at the end of the prefunding period will be used to make scheduled principal reduction payments and to redeem notes.

Use of Proceeds

            The proceeds from the sale of the offered notes are expected to be applied as follows:

Deposit to 2006-1 Acquisition Account	$1,130,220,244
Deposit to Reserve Fund	8,380,656

Total	$1,138,600,900

            Approximately $1,000,000 of the proceeds of the offered notes are expected to be used to pay expenses and the other costs of issuing the offered notes, exclusive of underwriting fees.

LIBOR Derivative Product Agreements

            We will not enter into a new LIBOR Derivative Product Agreement in connection with the offering of the notes.

Plan of Distribution

            Subject to the terms and conditions of the underwriting agreement between us and the underwriters named below, we agree to sell to each of the underwriters, and each of the underwriters will agree to purchase from us, the principal amount of the offered notes set forth opposite its name.

Underwriter	Class A‑7L Notes	Class A‑8L Notes	Class A‑9L Notes	Class A‑10L Notes	Class A‑11L Notes

Citigroup Global Markets Inc.	$56,250,000	$232,500,000	$ 89,375,000	$146,250,000	$189,750,000
RBC Capital Markets*	18,000,000	74,400,000	28,600,000	46,800,000	60,720,000
Banc of America Securities LLC	11,250,000	46,500,000	17,875,000	29,250,000	37,950,000
ABN AMRO Incorporated	4,500,000	18,600,000	7,150,000	11,700,000	15,180,000
	$90,000,000	$372,000,000	$143,000,000	$234,000,000	$303,600,000

_________________________
            *RBC Capital Markets is the trade name under which RBC Dain Rauscher, Inc. will be performing underwriting services in connection with the offered notes.

TARGETED AMORTIZATION SCHEDULE FOR THE LIBOR RATE NOTES

            This Targeted Amortization Schedule for the LIBOR rate notes is computed assuming, among other assumptions, that the aggregate principal balance of the LIBOR rate notes will be reduced to the balances set forth in the table below if prepayments on the student loans currently held in the trust and student loans acquired with proceeds of the offered notes issued on the closing date (including student loans to be added to the trust during the acquisition period) are prepaid at 100% of the “Consolidation Loan Prepayment Model.”1  Other assumptions are made which could impact the targeted amortization schedule.  We make no representation regarding whether the assumptions used will occur as projected.

Class A‑7L Notes

Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption	Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption

11/25/2007	$83,144,000	$ 6,856,000	2/25/2009	$36,902,000	$10,508,000
2/25/2008	75,729,000	7,415,000	5/25/2009	26,880,000	10,022,000
5/25/2008	68,245,000	7,484,000	8/25/2009	15,446,000	11,434,000
8/25/2008	57,377,000	10,868,000	11/25/2009	1,347,000	14,099,000
11/25/2008	47,410,000	9,967,000	2/25/2010	0	1,347,000

_________________________
            1  The “Consolidation Loan Prepayment Model” is defined as a constant prepayment rate of 0% in month one, increasing by 0.0666667% per month thereafter until it reaches a maximum constant prepayment rate of 8% in the 10th year.

Class A‑8L Notes

Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption	Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption

2/25/2010	$357,549,000	$14,451,000	11/25/2012	$164,630,000	$18,946,000
5/25/2010	341,681,000	15,868,000	2/25/2013	145,853,000	18,777,000
8/25/2010	325,422,000	16,259,000	5/25/2013	127,221,000	18,632,000
11/25/2010	308,550,000	16,872,000	8/25/2013	107,919,000	19,302,000
2/25/2011	291,517,000	17,033,000	11/25/2013	88,235,000	19,684,000
5/25/2011	274,782,000	16,735,000	2/25/2014	68,467,000	19,768,000
8/25/2011	257,125,000	17,657,000	5/25/2014	49,247,000	19,220,000
11/25/2011	239,096,000	18,029,000	8/25/2014	29,727,000	19,520,000
2/25/2012	220,672,000	18,424,000	11/25/2014	9,790,000	19,937,000
5/25/2012	202,270,000	18,402,000	2/25/2015	0	9,790,000
8/25/2012	183,576,000	18,694,000

Class A‑9L Notes

Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption	Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption

2/25/2015	$132,483,000	$10,517,000	2/25/2016	$53,000,000	$19,295,000
5/25/2015	112,448,000	20,035,000	5/25/2016	34,591,000	18,409,000
8/25/2015	92,182,000	20,266,000	8/25/2016	16,276,000	18,315,000
11/25/2015	72,295,000	19,887,000	11/25/2016	0	16,276,000

Class A‑10L Notes

Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption	Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption

11/25/2016	$233,394,000	$ 606,000	2/25/2018	$86,418,000	$32,365,000
2/25/2017	215,840,000	17,554,000	5/25/2018	55,465,000	30,953,000
5/25/2017	185,892,000	29,948,000	8/25/2018	25,036,000	30,429,000
8/25/2017	151,937,000	33,955,000	11/25/2018	0	25,036,000
11/25/2017	118,783,000	33,154,000

Class A‑11L Notes

Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption	Quarterly Distribution Date	Targeted Balance	Amount Targeted for Redemption

11/25/2018	$298,905,000	$ 4,695,000	8/25/2020	$112,514,000	$24,450,000
2/25/2019	269,776,000	29,129,000	11/25/2020	88,668,000	23,846,000
5/25/2019	241,953,000	27,823,000	2/25/2021	65,429,000	23,239,000
8/25/2019	214,592,000	27,361,000	5/25/2021	43,197,000	22,232,000
11/25/2019	187,892,000	26,700,000	8/25/2021	21,383,000	21,814,000
2/25/2020	161,940,000	25,952,000	11/25/2021	122,000	21,261,000
5/25/2020	136,964,000	24,976,000	2/25/2022	0	122,000

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